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July 11, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Mara L. Ransom, Assistant Director
Office of Consumer Products

Re:                             Liberty Interactive Corporation
Schedule 14A (File No. 001-33982)

Liberty Expedia Holdings, Inc.
Amendment No. 1 to Form S-4 (File No. 333-210377)

Dear Ms. Ransom:

Set forth below are responses to comments 4, 5 and 6 contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty Interactive Corporation (“Liberty Interactive”), and Richard N. Baer, Chief Legal Officer of Liberty Expedia Holdings, Inc. (“Splitco”), dated July 7, 2016 (the “SEC Letter”), regarding the referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement/Prospectus”) filed by Liberty Interactive and the Amendment No. 1 to Form S-1 on Form S-4 (the “Registration Statement”) filed by Splitco, of which the Proxy Statement/Prospectus forms a part. For your convenience, each of our responses below is preceded by the Staff’s comment. The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

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General

4.                                      Comment:  In your response to comment 1, you state that following the completion of the Split-Off, Splitco will not be an investment company because, among other things, its consolidated operating subsidiary, Expedia, will be a majority-owned subsidiary (as such term is defined in Section 2(a)(24) of the Investment Company Act of 1940) of Splitco because Splitco will own voting securities representing 52.4% of the voting power of Expedia (as of March 31, 2016) and will have the right to vote these securities in the election of directors of Expedia pursuant to the Proxy Assignment. In addition, the Registration Statement states that “upon the completion of the Split-Off or thereafter for a period of time ending upon termination of Diller’s assignment of the Diller Proxy, Diller will indirectly control [Splitco’s] majority voting interest in Expedia.”

Please explain in more detail the extent to which Splitco may vote these securities in the election of Expedia directors (e.g., is Splitco fully able to exercise the entirety of the 52.4% of the voting power of Expedia upon its own discretion, or are there other limitations or considerations). If Splitco’s discretion or control over the 52.4% of the voting power is limited in any way, please explain why you nonetheless believe that Expedia should be treated as a majority-owned subsidiary under Section 2(a)(24).

Response:  Splitco has unfettered discretion to vote its Expedia Common Shares, which represent 52.4% of the voting power on the election of 75% (currently nine) of the thirteen directors of Expedia (which effectively allows Splitco to control the election of such directors). As to the remaining four directors of Expedia, Splitco has the unfettered discretion to vote its EXPE shares.1 Decisions relating to the voting of Expedia Common Shares as to the election of the board of directors of Expedia will be made pursuant to resolutions adopted by the board of directors of Splitco under the terms of the restated charter of Splitco. Accordingly, Expedia is a majority-owned subsidiary of Splitco, as that term is defined in Section 2(a)(42) of the Investment Company Act.

Further, as to certain other matters not related to the election of directors, including certain fundamental corporate actions with respect to Expedia, that may be presented for approval at a meeting of Expedia stockholders, Diller and Splitco will use their reasonable best efforts to agree on a common position for such matters and, if they so agree, would each vote the Expedia Common Shares as to which they have the power to vote as so agreed. In such matters, Splitco would have the right to vote shares representing 52.4% of the voting power. If, however, they are unable to agree on a common position with respect to certain extraordinary matters, Diller and Splitco have pre-agreed to certain default voting decisions (which, we note, do not impact Splitco’s unfettered right to control its 52.4% voting power in the election of a majority of the Expedia board of directors). In all other matters, if they are unable to agree, each may vote its Expedia Common Shares in its sole discretion.

5.                                      Comment:  We also note that the Proxy Assignment (whereby Diller will assign the right to vote the Expedia shares to Splitco), will only last up to 18 months (i.e., Proxy Arrangement Termination Date) following completion of the Split-Off Date, subject to other conditions, at which time Splitco’s right to vote the Expedia shares will revert to Diller. Accordingly, as it appears that Splitco will no longer have 52.4% of the voting power of Expedia at that time, please explain whether Expedia will be a “majority-owned subsidiary” of Splitco, and whether Splitco will meet the definition of investment company under the Investment Company Act of 1940 (and if not, why not).

Response:  At the time of termination of such Proxy Assignment, Expedia will no longer be a majority-owned subsidiary of Splitco. Accordingly, if there are no other changes in the composition of the assets owned by Splitco, at the time of termination Splitco would meet the definition of investment company in Section 3(a)(1)(C) of the Investment Company Act of 1940. Splitco could take various actions to cause itself not to be deemed

1      We note that Expedia’s certificate of incorporation provides that the holders of EXPE, voting together as a single class, are entitled to elect a number of directors equal to 25% of the total number of directors, and that the holders of Expedia Common Shares, voting together as a single class, are entitled to elect the remaining directors.

an investment company, including, but not limited to, changing the nature or mix of its assets. It also could rely on Rule 3a-2 under the Investment Company Act. Finally, it could register under the Investment Company Act.

6.                                      Comment:  In addition, in the response to comment 1, you state that “[i]n the event Splitco owns investment securities with a value exceeding 40% of the value of its adjusted assets at the time the Proxy Assignment expires or is earlier terminated or if Expedia is no longer a majority owned subsidiary of Splitco, Splitco could take various actions to cause itself to not be deemed an investment company, including, but not limited to, changing the nature or mix of its assets. During such time, Splitco could rely on the transient investment company exemption under Rule 3a-2 of the Investment Company Act.” Please tell us the specific actions that Splitco would take to rely on the Rule.

Response:  To rely on Rule 3a-2, Splitco’s Board of Directors would determine a strategy to become engaged primarily, as soon as is reasonably possible, in a business other than that of investing, reinvesting, owning, holding or trading in securities. The specific steps that the Board of Directors would take necessarily depend on the specific circumstances at the time Splitco begins to rely on Rule 3a-2. In addition, the Board of Directors would adopt a resolution documenting Splitco’s bona fide intent to be engaged primarily, as soon as is reasonably possible, in a business other than that of investing, reinvesting, owning, holding or trading in securities.

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We look forward to speaking with the Staff regarding the foregoing responses, and we intend to file a full amendment to the Registration Statement addressing the remainder of the comments raised in the SEC Letter by the end of this week.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm

Renee L. Wilm

cc:	Liberty Interactive Corporation
Gregory B. Maffei

Liberty Expedia Holdings, Inc.
Richard N. Baer